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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 1-11124

                         MGM GRAND HOTEL FINANCE CORP.
                         -----------------------------
            (Exact name of registrant as specified in its charter)

      3799 Las Vegas Blvd. South, Las Vegas, Nevada 89109  (702) 891-1111
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              $220,000,000 11 3/4% First Mortgage Notes due 1999
                $253,000,000 12% First Mortgage Notes due 2002
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           (Title of each class of securities covered by this Form)

                                      N/A
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [_]          Rule 12h-3(b)(1)(ii)  [_]
     Rule 12g-4(a)(1)(ii)  [_]          Rule 12h-3(b)(2)(ii)  [_]
     Rule 12g-4(a)(2)(i)   [_]          Rule 12h-3(b)(2)(ii)  [_]
     Rule 12g-4(a)(2)(ii)  [_]          Rule 15d-6            [_]
     Rule 12h-3(b)(1)(i)   [X]


     Approximate number of holders of record as of the certification or notice date:

                                      -0-
                         -----------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 MGM Grand Hotel Finance Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


          DATE:  May 2, 1997            BY:  /s/Scott Langsner, Secretary
                                                MGM Grand Hotel Finance Corp.

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. This registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.